Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Announces That Planning Commission Approves the Sage Ranch Precise Development Plan and the Project Now Moves Forward to Construction

November 14th, 2023	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Phoenix, Arizona, November 14th, 2023 - Greenbriar Capital Corp. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that our 995-home sustainable entry level residential subdivision in California has received Planning Commission approval for the Sage Ranch Precise Development Plan ("PDP") at the November 13, 2023 Planning Commission meeting.

Jeff Ciachurski CEO of Greenbriar says: "The City has requested our team meet with the city staff within the next day or two to get everyone moving forward to obtain the necessary construction permits. Sage Ranch was purchased by the company 12 years ago and today marks a huge milestone to have a 995-home project approved in the State of California. We congratulate city staff, the Planning Commission, the City Council and our Greenbriar engineering, building and architectural teams for this gold medal effort."

From an environmental standpoint, Sage Ranch will be a low carbon showcase. Nowhere in the subdivision will any resident be more than a short three (3) block walk to either elementary, middle, or high schools, making driving to school completely unneeded. Match this with State mandated solar roofs, smart meters, optional battery storage and EV charging, smart appliances and energy efficient building techniques, Sage Ranch amounts to an exceptional model of environmental planning and carbon reduction. In due course, Greenbriar will assist the city in reaping the benefits of this environmental stewardship. Greenbriar Capital Corp will change its name on November 15, 2023 to Greenbriar Sustainable Living Inc to better reflect the company's unique pathway of sustainable homes and renewable energy.

Greenbriar is named as one of the top performers on the TSXV Venture Exchange. The 2023 TSX Venture 50 celebrates the strongest performances on the TSX Venture Exchange (the "TSXV" or "the Exchange") over the last year. Comprised of 10 companies from each of five industry sectors, the ranking recognizes the strongest performance on the Exchange based on market capitalization growth, share price appreciation and trading volume.

We are extremely proud to have earned a 2023 TSX Venture Top 50 ranking, selected from 1,713 TSXV public companies. Since inception, Greenbriar has demonstrated its ability to successfully make and develop accretive acquisitions resulting in year-over-year asset growth.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license"

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

About Greenbriar Capital Corp:

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph: 949-903-5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license"

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF